Exhibit 3.4

CERTIFICATE OF AMENDMENT OF

THE BYLAWS

OF

EVA LIVE INC.

I, David Boulette, in my capacity as Secretary of Eva Live Inc., a Nevada corporation (the “Company”), certify that on January 14, 2025, the Board of Directors of the Company (the “Board”) adopted that certain Unanimous Written Consent of the Board, which, among other things, authorized and approved an amendment to the bylaws of the Company (the “Bylaws”) as provided below, pursuant to Article X of the Bylaws.

NOW, THEREFORE, the Bylaws are hereby amended as follows:

1. All references in the Bylaws to “International Pit Boss Gaming Inc.” are hereby changed to “Eva Live Inc.”

2. Except as hereinabove mentioned and modified, the Bylaws shall remain in full force and effect.

Dated: January 14, 2025

	By:	/s/ David Boulette
David Boulette Secretary

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